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                                                           FOR IMMEDIATE RELEASE


           TURKCELL PROVIDES UPDATE ON THE ICC RULING CONCERNING THE
                             NATIONAL ROAMING ISSUE

Istanbul, Turkey: December 12, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that the International Court of Arbitration of the International Chamber of Commerce ("ICC") rejected Turkcell's application dated November 26, 2001, stating that the subject is not under the ICC's authority.

During the third quarter of 2001 Turkcell was approached by IsTim to negotiate a national roaming agreement. However, these negotiations did not result in a mutual agreement. Following IsTim's application on October 28, 2001, the Telecommunications Authority ("TA") asked Turkcell and IsTim to reach an agreement by November 15, 2001. As Turkcell believes that the TA is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance and filed a court case at the Ankara Ninth Administrative Court to annul the proposed solution of the TA. Regarding this conflict, Turkcell also initiated a lawsuit before the ICC on November 26, 2001, which has concluded with this final ruling.

However, there is another ongoing court case that was initiated in the ICC, regarding the national roaming issue. On April 8, 2002, Turkcell obtained a precautionary injunction from the Court against the application of the new regulation issued by the TA requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Furthermore, Turkcell initiated proceedings against the application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and it is under no obligation to pay any penalties. In addition to the continuing ICC proceedings, Turkcell has also initiated a lawsuit before the Court of Cassation, concerning the annulment of these regulations set by the TA.

                              www.turkcell.com.tr

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About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.




For further information please contact:


Contact:
Turkcell:                                       Citigate Dewe Rogerson
Investors:                                      Europe:
Koray Ozturkler, Investor Relations             Kate Delahunty
Tel: +90 212 313 1500                           Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr          Email: kate.delahunty@citigatedr.co.uk
                                                Toby Moore
Murat Borekci, Investor Relations               Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                          Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr            or
investor.relations@turkcell.com.tr
                                                United States:
Media:                                          Victoria Hofstad/Jessica Wolpert
Zuhal Seker, Corporate Communications           Tel: +1-201-499-3500
Tel: + 90 212 313 2330                          Email: victoria.hofstad@citigatefi.com
Email: zuhal.seker@turkcell.com.tr              jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr


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SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:  December 15, 2003                       By:  /s/ MUZAFFER AKPINAR
                                                  ------------------------------
                                               Name:   Muzaffer Akpinar
                                               Title:  Chief Executive Officer